
Towngas
The Hong Kong and China Gas Company Limited


05006855

17 March 2005

Our ref: CS/GL/L/05-10


SEC MAIL
RECEIVED
PROCESSING
MAR 2 8 2005
WASH. D.C.
202
SECTION

Securities & Exchange Commission
Office of the International Corporate Finance
Room 3094 Stop 3-6
450 Fifth Street, NW
Washington DC 20549
U.S.A.

BY REGISTRED MAIL

Dear Sirs

SUPPL

File No. 82-1543
The Hong Kong and China Gas Company Limited

We have pleasure in submitting to you the following for filing pursuant to Rule 12g3-2(b) of Securities Act of 1934:-

1. Press Release issued on 11 March 2005;

2. A copy of the newspaper advertisement on 14 March 2005 in respect of the Preliminary Announcement of 2004 Annual Results and Chairman's Statement;

3. A copy of the Company's Preliminary Announcement of 2004 Annual Results to the Listing Division of The Stock Exchange of Hong Kong Limited.

A copy of the 2004 Annual Report will be sent to you once available.

Thank you for your attention.

PROCESSED
MAR 3 1 2005
THOMSON
FINANCIAL

Yours faithfully

Gabriel Li
Corporate Services Manager

GL/pl

Encl.

Corporate Services Department 23rd Floor, 363 Java Road, North Point, Hong Kong Tel: 2963 3288 Fax: 2561 3600 E-mail: gabriel.li@towngas.com


Towngas
The Hong Kong and China Gas Company Limited

Press Release

FOR IMMEDIATE RELEASE

Towngas' 2004 Annual Profit HK$3,052 Million

* * *

Final Dividend Amounts to HK 23 Cents

(HONG KONG, MARCH 11, 2005) – The Hong Kong and China Gas Company Limited ("Towngas") today announced its audited consolidated results for the year ended December 31, 2004. The Group's business continued to develop steadily in 2004. Profit attributable to shareholders for the year was HK$3,052 million, an increase of HK$0.8 million over 2003. Profit attributable to shareholders of the Group for 2003 included a sum of over HK$200 million which represented the Group's share of profits arising from the sale of 14 floors of Two International Finance Centre to the Hong Kong Monetary Authority. After including profits from property investments made by associated companies and adjusting for number of shares repurchased, earnings per share for 2003 amounted to HK53.9 cents. Earnings per share for 2004 amounted to HK54.2 cents.

The Directors recommend a final dividend of HK 23 cents per share payable to shareholders whose names are on the Register of Members as at April 22, 2005. Including the interim dividend of HK12 cents per share paid on October 25, 2004, the total dividend payout for the whole year shall be HK 35 cents per share. Barring unforeseen circumstances, the forecast dividends per share for 2005 shall not be less than that for 2004.

During the year under review, the Group invested HK$1,007 million in pipelines and facilities, including those relating to the introduction of natural gas.

Total gas sales volume in Hong Kong for the year rose by 0.5 per cent over 2003. In 2003, commercial and industrial gas sales volume decreased as a result of the adverse impact of the SARS outbreak on hotel and restaurant businesses. Compared with 2003, commercial and industrial gas sales volume for 2004 increased by 3.0 per cent whereas residential gas sales volume decreased by 1.4 per cent. As at the end of 2004, the number of customers was 1,562,278, an increase of 42,112 over 2003.

The Group continues to expand its foothold on the mainland by developing natural gas and energy-related businesses as a long-term strategic priority. The demand for energy consumption is substantial on the mainland due to its strong economic growth. The energy development trend on the mainland has been to focus on increasing the proportion of clean fuel within the energy consumption mix, as a result of which natural gas has developed into a premier choice of energy. In the last few years, the mainland has massively developed natural gas fields and laid gas pipelines. Since the fourth quarter of 2003, the West-to-East gas pipeline project has been supplying natural gas to eastern China. In late 2004, the Sichuan-to-Wuhan gas pipeline project was completed. This has resulted in an ample supply of natural gas to surrounding areas and has facilitated the rapid growth of gas consumption markets, which is beneficial to the Group's development of gas projects on the mainland.

The Group's development of city piped-gas business on the mainland has been making good progress since 2004 with new projects successfully concluded in the Shunde District of Foshan in Guangdong Province, Danyang in Jiangsu Province, Beijing Economic-Technological Development Area, Anqing in Anhui Province, Huzhou in Zhejiang Province and Jilin City in Jilin Province. The project in Jilin City is strategically important as it serves as a kick-start for the Group's business development in northeastern China and is instrumental in promoting the Group's business prospects in the three provinces of Jilin, Heilongjiang and Liaoning. Overall, the Group now has joint ventures in 30 mainland cities across Guangdong, eastern China, Shandong, central China, northern China and northeastern China. Besides city piped-gas business, the Group is also exploring opportunities regarding other energy-related businesses such as investing in the construction and operation of natural gas distribution networks between cities within provincial areas; one midstream natural gas project in Anhui Province has already been concluded in this respect. Both midstream and downstream gas projects will help to strategically consolidate the Group's business in the clean fuel market. The Group is also exploring other business opportunities including development of natural gas filling stations for automobiles and regional natural gas air-conditioning systems.

The Group's joint ventures are operating smoothly and earning praise from local governments, citizens and the media for their operational safety and quality services. Natural gas conversion by the Group's joint ventures is either well under way or completed in many cities along the West-to-East gas pipeline like Nanjing, Changzhou, Suzhou Industrial Park, Yixing and Maanshan, etc., and in Wuhan which offtakes gas from the Sichuan-to-Wuhan gas pipeline project.

The Group's business developments on the mainland are progressing in a proper sequence and at an appropriate pace. The Group is gradually transforming from being a local Hong Kong company to a sizeable, nation-wide corporation.

The Group's liquefied petroleum gas (LPG) filling station business is run by a wholly-owned subsidiary company, ECO Energy Company Limited (ECO). As at the end of 2004, there were 12 dedicated LPG filling stations in Hong Kong, of which five were ECO stations, and 38 petrol filling stations retrofitted with LPG filling facilities to meet the demand for LPG from the territory's approximately 18,000 taxis and 1,000 light buses. ECO stations have approximately 33 per cent of this market share and generate steady revenue for the Group. ECO also entered into an agreement with the operator of the North East New Territories (NENT) landfill in 2003 to install a landfill gas treatment facility at the Ta Kwu Ling site and to connect a 19 km pipeline to the Tai Po gas production plant so as to utilize methane recovered from the landfill gas as an energy source for town gas production. Completion of this project will help both mitigate global warming through reducing emissions from burning methane at the NENT site and conserve natural resources by using treated landfill gas as a fuel to partially replace naphtha.

Paralleling Hong Kong's development, several substantial pipelaying projects are at the planning stage or currently under way. Construction of a 3,500 kPa 750 mm-diameter transmission pipeline in the eastern New Territories, to augment the capability and reliability of gas supply, is progressing smoothly. The trunk main which will supply gas to the international theme park at Penny's Bay on Lantau Island was completed in April 2004. Gas sales in Hong Kong are expected to increase once this theme park opens in September 2005. In order to receive natural gas from the Guangdong Liquefied Natural Gas Receiving Terminal as feedstock for town gas production, the Group has commenced a project to lay a twin 34 km, 450 mm-diameter submarine pipeline from Chengtoujiao in Shenzhen to the Tai Po gas production plant in Hong Kong. The project is due for completion in mid-2006.

The Group gives high priority to quality management, customer services and enhancement of shareholder value, all of which have consistently won us public recognition, both locally and abroad. The Group was rated as one of the top ten companies in Yazhou Zhoukan's 2004 Chinese Business 500 listing and was ranked fourth for Hong Kong. Over the years, the Group has committed to environmental protection. The Group was awarded the 2004 Hong Kong Awards for Industry: Environmental Performance Grand Award in recognition of the Group's outstanding performance in preserving the environment through the implementation of a proactive and effective environmental management system.

The Group has a 15 per cent interest in the Airport Railway Hong Kong Station property development project. The shopping mall and office tower of Two International Finance Centre are almost fully let. The project's six-star hotel tower and service apartment tower, both to be managed by Four Seasons Hotels and Resorts, are expected to commence operations in September 2005.

The Group has a 50 per cent interest in the Grand Promenade, Sai Wan Ho property development project. Pre-sale, which commenced in early August 2004, is progressing well and has received a good response. On completion in 2005, this project will provide 2,020 units, with a total floor area of approximately 1.7 million square feet. The project is expected to yield substantial returns.

The Ma Tau Kok south plant site is being developed into five residential apartment buildings, providing approximately 1,800 units, with a residential floor area of about 980,000 square feet. Including the commercial area, total floor area will exceed 1.1 million square feet. Foundation work has already been completed; construction of the superstructure is now in progress. The project is due for completion in 2006.

Dr. Lee Hon-chiu retired as Director with effect from January 1, 2005. Dr. Lee joined the Board of Directors in July 1983. On behalf of the Board of Directors, I would like to thank him for his valuable contribution over the years and to wish him a happy retirement.

As Hong Kong's economy has been relatively sluggish during the last few years, the Group has kept its gas tariff and monthly maintenance charge at 1998 levels to help ease any potential financial burden of the customers. However, the Group's success in cost control and productivity enhancement has helped alleviate the impact of this price freeze on business results. The Group continues to expand and diversify into new markets to secure future business growth. The gradual recovery of the local economy and the revival of local consumer sentiment are expected to benefit the Group's business development.

The Company expects an increase of about 2 per cent in gas sales volume and an addition of about 43,000 new customers in 2005. The Group's joint venture business on the mainland will continue to develop rapidly. The Board of Directors expects the Grand Promenade property development project to make a satisfactory contribution to the Group's overall business results once the project is completed in 2005.

- end -

Encl.: Final results for 2004 with comparative figures for 2003

March 11, 2005

Issued by A-World Consulting Ltd. on behalf of The Hong Kong and China Gas Co. Ltd.

For press enquiries, please contact: -
Madam Wong Sau Ying / Mr. John Ho
The Hong Kong and China Gas Company Limited
Tel : 2963 3488
Fax : 2516 7368

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 0003)

PRELIMINARY ANNOUNCEMENT OF 2004 ANNUAL RESULTS

The Directors have pleasure in presenting a summary of audited results of the Group for the year ended 31st December 2004 with comparative figures for the previous corresponding year as follows:

	Note	**2004 HK$ Million**	2003 HK$ Million
Turnover	1	**8,154.0**	7,288.8
Operating Profit before Returns on Investments	2	**3,356.7**	3,274.1
Investment Income		**113.8**	148.9
Interest Income		**95.8**	74.5
Interest Expense		**(8.4)**	(5.5)
Share of Profits less Losses of Associated Companies		**108.5**	300.3
Share of Profits less Losses of Jointly Controlled Entities		**51.5**	7.4
Profit before Taxation		**3,717.9**	3,799.7
Taxation	3	**(653.3)**	(735.2)
Profit after Taxation		**3,064.6**	3,064.5
Minority Interests		**(12.9)**	(13.6)
Profit Attributable to Shareholders		**3,051.7**	3,050.9
Dividends	4	**1,966.7**	1,975.2
Earnings per Share, HK cents	5	**54.2**	53.9
Town Gas Sold in Hong Kong, million MJ		**27,137.0**	27,001.9
Number of Customers in Hong Kong as at 31st December		**1,562,278**	1,520,166

Notes:

1. Turnover

The Group's principal activity is the production, distribution and marketing of gas and related activities in Hong Kong which accounts for more than 90 per cent of the Group's turnover and trading results. Accordingly, no segmental analysis is presented. Turnover comprises the following:

	2004 HK$ Million	2003 HK$ Million
Gas Sales before Fuel Cost Adjustment	**6,202.7**	5,940.0
Fuel Cost Adjustment	**666.5**	184.7
Gas Sales after Fuel Cost Adjustment	**6,869.2**	6,124.7
Equipment Sales	**769.8**	759.3
Maintenance and Services	**236.5**	231.0
Other Sales	**278.5**	173.8
	8,154.0	7,288.8

2. Operating Profit before Returns on Investments

	2004 HK$ Million	2003 HK$ Million
Turnover	**8,154.0**	7,288.8
Less Expenses:		
Stores and Materials Used	**(2,953.3)**	(2,185.4)
Manpower Costs	**(719.7)**	(708.7)
Depreciation	**(449.8)**	(440.8)
Other Operating Items	**(674.5)**	(679.8)
Operating Profit before Returns on Investments	**3,356.7**	3,274.1

3. Taxation

The amount of taxation charged to the consolidated profit and loss account represents:

	2004 HK$ Million	2003 HK$ Million
Company and Subsidiaries:		
Current Taxation - Provision for Hong Kong Profits Tax at the rate of 17.5% (2003: 17.5%) on the estimated assessable profit for the year	**568.9**	565.7
Current Taxation - (Over) / Under provision in prior years	**(26.2)**	33.1
Deferred Taxation relating to the origination and reversal of temporary differences	**80.3**	40.2
Deferred Taxation resulting from the increase in tax rate from 16% in 2002 to 17.5% in 2003	**—**	73.2
	623.0	712.2
Share of Taxation attributable to:		
Associated Companies	**12.0**	15.7
Jointly Controlled Entities	**18.3**	7.3
	653.3	735.2

4. Dividends

	2004 HK$ Million	2003 HK$ Million
Interim Dividend — HK 12 cents paid (2003: HK 12 cents) per share	**675.3**	677.2
Final Dividend — Proposed HK 23 cents (2003: HK 23 cents) per share	**1,291.4**	1,298.0
	1,966.7	1,975.2

5. Earnings Per Share

The calculation of earnings per share is based on the profit attributable to shareholders of HK$3,051.7 million (2003: HK$3,050.9 million) and the weighted average of 5,634,259,405 shares in issue (2003: 5,655,604,405 shares) after adjusting for the shares repurchased during the year.

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 0003)

PRELIMINARY ANNOUNCEMENT OF 2004 ANNUAL RESULTS

The Directors have pleasure in presenting a summary of audited results of the Group for the year ended 31st December 2004 with comparative figures for the previous corresponding year as follows:

	Note	2004 *HK$ Million*	2003 *HK$ Million*
Turnover	1	8,154.0	7,288.8
Operating Profit before Returns on Investments	2	3,356.7	3,274.1
Investment Income		113.8	148.9
Interest Income		95.8	74.5
Interest Expense		(8.4)	(5.5)
Share of Profits less Losses of Associated Companies		108.5	300.3
Share of Profits less Losses of Jointly Controlled Entities		51.5	7.4
Profit before Taxation		3,717.9	3,799.7
Taxation	3	(653.3)	(735.2)
Profit after Taxation		3,064.6	3,064.5
Minority Interests		(12.9)	(13.6)
Profit Attributable to Shareholders		3,051.7	3,050.9
Dividends	4	1,966.7	1,975.2
Earnings per Share, HK cents	5	54.2	53.9
Town Gas Sold in Hong Kong, million MJ		27,137.0	27,001.9
Number of Customers in Hong Kong as at 31st December		1,562,278	1,520,166

Notes:

1. Turnover

The Group's principal activity is the production, distribution and marketing of gas and related activities in Hong Kong which accounts for more than 90 per cent of the Group's turnover and trading results. Accordingly, no segmental analysis is presented. Turnover comprises the following:

	2004 *HK$ Million*	2003 *HK$ Million*
Gas Sales before Fuel Cost Adjustment	6,202.7	5,940.0
Fuel Cost Adjustment	666.5	184.7
Gas Sales after Fuel Cost Adjustment	6,869.2	6,124.7
Equipment Sales	769.8	759.3
Maintenance and Services	236.5	231.0
Other Sales	278.5	173.8
	8,154.0	7,288.8

2. Operating Profit before Returns on Investments

	2004 *HK$ Million*	2003 *HK$ Million*
Turnover	8,154.0	7,288.8
Less Expenses:		
Stores and Materials Used	(2,953.3)	(2,165.4)
Manpower Costs	(719.7)	(708.7)
Depreciation	(449.8)	(440.8)
Other Operating Items	(674.5)	(679.8)
Operating Profit before Returns on Investments	3,356.7	3,274.1

3. Taxation

The amount of taxation charged to the consolidated profit and loss account represents:

	2004 *HK$ Million*	2003 *HK$ Million*
Company and Subsidiaries:		
Current Taxation – Provision for Hong Kong Profits Tax at the rate of 17.5% (2003: 17.5%) on the estimated assessable profit for the year	568.9	565.7
Current Taxation – (Over) / Under provision in prior years	(26.2)	33.1
Deferred Taxation relating to the origination and reversal of temporary differences	80.3	40.2
Deferred Taxation resulting from the increase in tax rate from 16% in 2002 to 17.5% in 2003	–	73.2
	623.0	712.2
Share of Taxation attributable to:		
Associated Companies	12.0	15.7
Jointly Controlled Entities	18.3	7.3
	653.3	735.2

4. **Dividends**

	2004 HK$ Million	2003 HK$ Million
Interim Dividend – HK 12 cents paid (2003: HK 12 cents) per share	675.3	677.2
Final Dividend – Proposed HK 23 cents (2003: HK 23 cents) per share	1,291.4	1,298.0
	1,966.7	1,975.2

5. **Earnings Per Share**

The calculation of earnings per share is based on the profit attributable to shareholders of HK$3,051.7 million (2003: HK$3,050.9 million) and the weighted average of 5,634,259,405 shares in issue (2003: 5,655,604,405 shares) after adjusting for the shares repurchased during the year.

DIVIDENDS AND CLOSING OF REGISTER OF MEMBERS

The Directors now recommend a final dividend of HK 23 cents per share payable to shareholders of the Company whose names are on the register of members on 22nd April 2005. **The register of members will be closed from Wednesday, 20th April 2005 to Friday, 22nd April 2005, both days inclusive, during which period no share transfer will be effected. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Tuesday, 19th April 2005.**

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held on Wednesday, 4th May 2005. For details of the Annual General Meeting, please refer to the Notice of Annual General Meeting which is expected to be published on or about Friday, 8th April 2005.

FINANCIAL RESOURCES REVIEW

Liquidity and Capital Resources

As at 31st December 2004, the Group had a net borrowing position of HK$540 million (31st December 2003: HK$284 million). After taking into account of the trading securities portfolio of HK$812 million (31st December 2003: HK$393 million), net liquid funds as at 31st December 2004 amounted to HK$272 million (31st December 2003: HK$109 million).

During the year, the Company repurchased 28,882,000 shares on The Stock Exchange of Hong Kong Limited. The aggregate consideration including related expenses amounted to HK$414 million in cash. Furthermore, investments have been made to a number of promising city gas joint ventures in mainland China amounting to HK$722 million in 2004 (2003: HK$1,468 million).

The operating and capital expenditure of the Group is funded by cash flow from operations, internal liquidity and bank loans. The Group has adequate sources of fund and unutilised banking facilities to meet its future capital expenditure.

Borrowing Structure

As at 31st December 2004, the Group's bank borrowings amounted to HK$2,742 million (31st December 2003: HK$2,282 million). All the Group's borrowings are unsecured and have a floating interest rate with maturity within one year on revolving credit or term loan facility.

The Group's borrowings are primarily denominated in Hong Kong dollars and the Group has no significant exposure to foreign exchange fluctuations. The net gearing ratio (net borrowing/ shareholders' funds) for the Group as at 31st December 2004 stayed healthily at around 3 per cent (31st December 2003 at around 2 per cent).

Contingent Liabilities

As at 31st December 2004, the Group provided guarantees totalling HK$929 million (31st December 2003: HK$998 million) in respect of bank borrowing facilities made available to an associated company.

Currency Profile

The Group's operations and activities are predominantly based in Hong Kong. As such, both its cash and cash equivalents and borrowings are denominated in either Hong Kong dollars or United States dollars. Borrowings for the Group's subsidiaries and joint ventures in mainland China are however predominantly in the local currency, Renminbi.

Group's Investments in Securities

Under the guidance of the Group's Treasury Committee, investments have been made in marketable securities and financial instruments. As at 31st December 2004, the investments amounted to HK$1,437 million (31st December 2003: HK$1,254 million). During the year, the performance of the Group's investments in securities was satisfactory.

By Order of the Board
RONALD T.H. CHAN
Executive Director & Company Secretary

Hong Kong, 11th March 2005

As at the date of this announcement, the board of directors of the Company comprises:

Non-executive Directors:	Dr. Lee Shau Kee (Chairman), Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit and Mr. Lee Ka Shing
Independent Non-executive Directors:	Mr. Liu Lit Man, Mr. Leung Hay Man and Dr. The Hon. David Li Kwok Po
Executive Directors:	Mr. Ronald Chan Tat Hung, Mr. Alfred Chan Wing Kin and Mr. James Kwan Yuk Choi

Remark: *All the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules in force prior to 31st March 2004, which remain applicable to results announcements in respect of accounting periods commencing before 1st July 2004 under the transitional arrangements, will be published on the Company's and The Stock Exchange of Hong Kong Limited's websites in due course.*

CHAIRMAN'S STATEMENT

THE YEAR'S RESULTS

The Group's business continued to develop steadily in 2004. Profit attributable to shareholders for the year was HK$3,052 million, an increase of HK$0.8 million over 2003. Profit attributable to shareholders of the Group for 2003 included a sum of over HK$200 million which represented the Group's share of profits arising from the sale of 14 floors of Two International Finance Centre to the Hong Kong Monetary Authority. After including profits from property investments made by associated companies and adjusting for number of shares repurchased, earnings per share for 2003 amounted to HK53.9 cents. Earnings per share for 2004 amounted to HK54.2 cents, an increase of 0.6 per cent over 2003.

During the year under review, the Group invested HK$1,007 million in pipelines and facilities, including those relating to the introduction of natural gas.

GAS BUSINESS IN HONG KONG

Total gas sales volume in Hong Kong for the year rose by 0.5 per cent over 2003. In 2003, commercial and industrial gas sales volume decreased as a result of the adverse impact of the SARS outbreak on hotel and restaurant businesses. Compared with 2003, commercial and industrial gas sales volume for 2004 increased by 3.0 per cent whereas residential gas sales volume decreased by 1.4 per cent. As at the end of 2004, the number of customers was 1,562,278, an increase of 42,112 over 2003.

BUSINESS DEVELOPMENT IN CHINA

The Group continues to expand its foothold on the mainland by developing natural gas and energy-related businesses as a long-term strategic priority.

The demand for energy consumption is substantial on the mainland due to its strong economic growth. The energy development trend on the mainland has been to focus on increasing the proportion of clean fuel within the energy consumption mix, as a result of which natural gas has developed into a premier choice of energy. In the last few years, the mainland has massively developed natural gas fields and laid gas pipelines. Since the fourth quarter of 2003, the West-to-East gas pipeline project has been supplying natural gas to eastern China. In late 2004, the Sichuan-to-Wuhan gas pipeline project was completed. This has resulted in an ample supply of natural gas to surrounding areas and has facilitated the rapid growth of gas consumption markets, which is beneficial to the Group's development of gas projects on the mainland.

The Group's development of city piped-gas business on the mainland has been making good progress since 2004 with new projects successfully concluded in the Shunde District of Foshan in Guangdong Province, Danyang in Jiangsu Province, Beijing Economic-Technological Development Area, Anqing in Anhui Province, Huzhou in Zhejiang Province and Jilin City in Jilin Province. The project in Jilin City is strategically important as it serves as a kick-start for the Group's business development in northeastern China and is instrumental in promoting our business prospects in the three provinces of Jilin, Heilongjiang and Liaoning. Overall, the Group now has joint ventures in 30 mainland cities across Guangdong, eastern China, Shandong, central China, northern China and northeastern China.

Besides city piped-gas business, the Group is also exploring opportunities regarding other energy-related businesses such as investing in the construction and operation of natural gas distribution networks between cities within provincial areas; one midstream natural gas project in Anhui Province has already been concluded in this respect. Both midstream and downstream gas projects will help to strategically consolidate the Group's business in the clean fuel market. The Group is also exploring other business opportunities including development of natural gas filling stations for automobiles and regional natural gas air-conditioning systems.

The Group's joint ventures are operating smoothly and earning praise from local governments, citizens and the media for their operational safety and quality services. Natural gas conversion by the Group's joint ventures is either well under way or completed in many cities along the West-to-East gas pipeline like Nanjing, Changzhou, Suzhou Industrial Park, Yixing and Maanshan, etc., and in Wuhan which offtakes gas from the Sichuan-to-Wuhan gas pipeline project.

The Group's business developments on the mainland are progressing in a proper sequence and at an appropriate pace. The Group is gradually transforming from being a local Hong Kong company to a sizeable, nation-wide corporation.

ENVIRONMENTALLY-FRIENDLY ENERGY BUSINESSES

The Group's liquefied petroleum gas (LPG) filling station business is run by a wholly-owned subsidiary company, ECO Energy Company Limited (ECO). As at the end of 2004, there were 12 dedicated LPG filling stations in Hong Kong, of which five were ECO stations, and 38 petrol filling stations retrofitted with LPG filling facilities to meet the demand for LPG from the territory's approximately 18,000 taxis and 1,000 light buses. ECO stations have approximately 33 per cent of this market share and generate steady revenue for the Group.

ECO also entered into an agreement with the operator of the North East New Territories (NENT) landfill in 2003 to install a landfill gas treatment facility at the Ta Kwu Ling site and to connect a 19 km pipeline to the Tai Po gas production plant so as to utilize methane recovered from the landfill gas as an energy source for town gas production. Completion of this project will help both mitigate global warming through reducing emissions from burning methane at the NENT site and conserve natural resources by using treated landfill gas as a fuel to partially replace naphtha.

PIPELAYING PROJECTS

Paralleling Hong Kong's development, several substantial pipelaying projects are at the planning stage or currently under way.

Construction of a 3,500 kPa 750 mm-diameter transmission pipeline in the eastern New Territories, to augment the capability and reliability of gas supply, is progressing smoothly. The trunk main which will supply gas to the international theme park at Penny's Bay on Lantau Island was completed in April 2004. Gas sales in Hong Kong are expected to increase once this theme park opens in September 2005.

In order to receive natural gas from the Guangdong Liquefied Natural Gas Receiving Terminal as feedstock for town gas production, the Group has commenced a project to lay a twin 34 km, 450 mm-diameter submarine pipeline from Chengtoujiao in Shenzhen to the Tai Po gas production plant in Hong Kong. The project is due for completion in mid-2006.

COMPANY AWARDS

The Group gives high priority to quality management, customer services and enhancement of shareholder value, all of which have consistently won us public recognition, both locally and abroad. The Group was rated as one of the top ten companies in Yazhou Zhoukan's 2004 Chinese Business 500 listing and was ranked fourth for Hong Kong.

Over the years, the Group has committed to environmental protection. The Group was awarded the 2004 Hong Kong Awards for Industry: Environmental Performance Grand Award in recognition of our outstanding performance in preserving the environment through the implementation of a proactive and effective environmental management system.

PROPERTY DEVELOPMENTS

The Group has a 15 per cent interest in the Airport Railway Hong Kong Station property development project. The shopping mall and office tower of Two International Finance Centre are almost fully let. The project's six-star hotel tower and service apartment tower, both to be managed by Four Seasons Hotels and Resorts, are expected to commence operations in September 2005.

The Group has a 50 per cent interest in the Grand Promenade, Sai Wan Ho property development project. Pre-sale, which commenced in early August 2004, is progressing well and has received a good response. On completion in 2005, this project will provide 2,020 units, with a total floor area of approximately 1.7 million square feet. The project is expected to yield substantial returns.

The Ma Tau Kok south plant site is being developed into five residential apartment buildings, providing approximately 1,800 units, with a residential floor area of about 980,000 square feet. Including the commercial area, total floor area will exceed 1.1 million square feet. Foundation work has already been completed; construction of the superstructure is now in progress. The project is due for completion in 2006.

EMPLOYEES AND PRODUCTIVITY

The number of employees engaged in the town gas business was 1,954 as at the end of 2004; the number of customers increased by approximately 42,000 in 2004 compared with 2003. Overall productivity rose by 4.6 per cent during the year under review. Total remuneration for employees involved directly in the town gas business amounted to HK$636 million for 2004 compared to HK$654 million for 2003. The Group offers our employees rewarding careers based on their capabilities and performance and arranges a variety of training programmes in order to constantly enhance the quality of customer services.

On behalf of the Board of Directors, I would like to thank all our employees for their dedication and hard work in creating value for shareholders and customers.

DIVIDEND

The Directors are pleased to recommend a final dividend of HK23 cents per share payable to shareholders whose names are on the Register of Members as at 22nd April 2005. Including the interim dividend of HK12 cents per share paid on 25th October 2004, the total dividend payout for the whole year shall be HK35 cents per share.

Barring unforeseen circumstances, the forecast dividends per share for 2005 shall not be less than that for 2004.

BOARD OF DIRECTORS

Dr. Lee Hon-chiu retired as Director with effect from 1st January 2005. Dr. Lee joined the Board of Directors in July 1983. On behalf of the Board of Directors, I would like to thank him for his valuable contribution over the years and to wish him a happy retirement.

BUSINESS OUTLOOK FOR 2005

As Hong Kong's economy has been relatively sluggish during the last few years, the Group has kept its gas tariff and monthly maintenance charge at 1998 levels to help ease any potential financial burden of our customers. However, the Group's success in cost control and productivity enhancement has helped alleviate the impact of this price freeze on business results. The Group continues to expand and diversify into new markets to secure future business growth. The gradual recovery of the local economy and the revival of local consumer sentiment are expected to benefit the Group's business development.

The Company expects an increase of about 2 per cent in gas sales volume and an addition of about 43,000 new customers in 2005. The Group's joint venture business on the mainland will continue to develop rapidly. The Board of Directors expects the Grand Promenade property development project to make a satisfactory contribution to the Group's overall business results once the project is completed in 2005.

LEE SHAU KEE
Chairman

Hong Kong, 11th March 2005


Towngas
The Hong Kong and China Gas Company Limited

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 0003)

PRELIMINARY ANNOUNCEMENT OF 2004 ANNUAL RESULTS

The Directors have pleasure in presenting a summary of audited results of the Group for the year ended 31st December 2004 with comparative figures for the previous corresponding year as follows:

	Note	**2004 HK$ Million**	2003 HK$ Million
Turnover	1	**8,154.0**	7,288.8
Operating Profit before Returns on Investments	2	**3,356.7**	3,274.1
Investment Income		**113.8**	148.9
Interest Income		**95.8**	74.5
Interest Expense		**(8.4)**	(5.5)
Share of Profits less Losses of Associated Companies		**108.5**	300.3
Share of Profits less Losses of Jointly Controlled Entities		**51.5**	7.4
Profit before Taxation		**3,717.9**	3,799.7
Taxation	3	**(653.3)**	(735.2)
Profit after Taxation		**3,064.6**	3,064.5
Minority Interests		**(12.9)**	(13.6)
Profit Attributable to Shareholders		**3,051.7**	3,050.9
Dividends	4	**1,966.7**	1,975.2
Earnings per Share, HK cents	5	**54.2**	53.9
Town Gas Sold in Hong Kong, million MJ		**27,137.0**	27,001.9
Number of Customers in Hong Kong as at 31st December		**1,562,278**	1,520,166

Notes:

1. Turnover

The Group's principal activity is the production, distribution and marketing of gas and related activities in Hong Kong which accounts for more than 90 per cent of the Group's turnover and trading results. Accordingly, no segmental analysis is presented. Turnover comprises the following:

	2004 HK$ Million	2003 HK$ Million
Gas Sales before Fuel Cost Adjustment	**6,202.7**	5,940.0
Fuel Cost Adjustment	**666.5**	184.7
Gas Sales after Fuel Cost Adjustment	**6,869.2**	6,124.7
Equipment Sales	**769.8**	759.3
Maintenance and Services	**236.5**	231.0
Other Sales	**278.5**	173.8
	8,154.0	7,288.8

2. Operating Profit before Returns on Investments

	2004 HK$ Million	2003 HK$ Million
Turnover	**8,154.0**	7,288.8
Less Expenses:		
Stores and Materials Used	**(2,953.3)**	(2,185.4)
Manpower Costs	**(719.7)**	(708.7)
Depreciation	**(449.8)**	(440.8)
Other Operating Items	**(674.5)**	(679.8)
Operating Profit before Returns on Investments	**3,356.7**	3,274.1

3. Taxation

The amount of taxation charged to the consolidated profit and loss account represents:

	2004 HK$ Million	2003 HK$ Million
Company and Subsidiaries:		
Current Taxation - Provision for Hong Kong Profits Tax at the rate of 17.5% (2003: 17.5%) on the estimated assessable profit for the year	**568.9**	565.7
Current Taxation - (Over) / Under provision in prior years	**(26.2)**	33.1
Deferred Taxation relating to the origination and reversal of temporary differences	**80.3**	40.2
Deferred Taxation resulting from the increase in tax rate from 16% in 2002 to 17.5% in 2003	**—**	73.2
	623.0	712.2
Share of Taxation attributable to:		
Associated Companies	**12.0**	15.7
Jointly Controlled Entities	**18.3**	7.3
	653.3	735.2

4. Dividends

	2004 HK$ Million	2003 HK$ Million
Interim Dividend — HK 12 cents paid (2003: HK 12 cents) per share	**675.3**	677.2
Final Dividend — Proposed HK 23 cents (2003: HK 23 cents) per share	**1,291.4**	1,298.0
	1,966.7	1,975.2

5. Earnings Per Share

The calculation of earnings per share is based on the profit attributable to shareholders of HK$3,051.7 million (2003: HK$3,050.9 million) and the weighted average of 5,634,259,405 shares in issue (2003: 5,655,604,405 shares) after adjusting for the shares repurchased during the year.

DIVIDENDS AND CLOSING OF REGISTER OF MEMBERS

The Directors now recommend a final dividend of HK 23 cents per share payable to shareholders of the Company whose names are on the register of members on 22nd April 2005. **The register of members will be closed from Wednesday, 20th April 2005 to Friday, 22nd April 2005, both days inclusive, during which period no share transfer will be effected. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Tuesday, 19th April 2005.**

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held on Wednesday, 4th May 2005. For details of the Annual General Meeting, please refer to the Notice of Annual General Meeting which is expected to be published on or about Friday, 8th April 2005.

FINANCIAL RESOURCES REVIEW

Liquidity and Capital Resources

As at 31st December 2004, the Group had a net borrowing position of HK$540 million (31st December 2003: HK$284 million). After taking into account of the trading securities portfolio of HK$812 million (31st December 2003: HK$393 million), net liquid funds as at 31st December 2004 amounted to HK$272 million (31st December 2003: HK$109 million).

During the year, the Company repurchased 28,882,000 shares on The Stock Exchange of Hong Kong Limited. The aggregate consideration including related expenses amounted to HK$414 million in cash. Furthermore, investments have been made to a number of promising city gas joint ventures in mainland China amounting to HK$722 million in 2004 (2003: HK$1,468 million).

The operating and capital expenditure of the Group is funded by cash flow from operations, internal liquidity and bank loans. The Group has adequate sources of fund and unutilised banking facilities to meet its future capital expenditure.

Borrowing Structure

As at 31st December 2004, the Group's bank borrowings amounted to HK$2,742 million (31st December 2003: HK$2,282 million). All the Group's borrowings are unsecured and have a floating interest rate with maturity within one year on revolving credit or term loan facility.

The Group's borrowings are primarily denominated in Hong Kong dollars and the Group has no significant exposure to foreign exchange fluctuations. The net gearing ratio (net borrowing/ shareholders' funds) for the Group as at 31st December 2004 stayed healthily at around 3 per cent (31st December 2003 at around 2 per cent).

Contingent Liabilities

As at 31st December 2004, the Group provided guarantees totalling HK$929 million (31st December 2003: HK$998 million) in respect of bank borrowing facilities made available to an associated company.

Currency Profile

The Group's operations and activities are predominantly based in Hong Kong. As such, both its cash and cash equivalents and borrowings are denominated in either Hong Kong dollars or United States dollars. Borrowings for the Group's subsidiaries and joint ventures in mainland China are however predominantly in the local currency, Renminbi.

Group's Investments in Securities

Under the guidance of the Group's Treasury Committee, investments have been made in marketable securities and financial instruments. As at 31st December 2004, the investments amounted to HK$1,437 million (31st December 2003: HK$1,254 million). During the year, the performance of the Group's investments in securities was satisfactory.

By Order of the Board
Ronald T.H. Chan
Executive Director & Company Secretary

Hong Kong, 11th March 2005

As at the date of this announcement, the board of directors of the Company comprises:

Non-executive Directors: Dr. Lee Shau Kee (Chairman), Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit and Mr. Lee Ka Shing

Independent Non-executive Directors: Mr. Liu Lit Man, Mr. Leung Hay Man and Dr. The Hon. David Li Kwok Po

Executive Directors: Mr. Ronald Chan Tat Hung, Mr. Alfred Chan Wing Kin and Mr. James Kwan Yuk Choi

Remark: All the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules in force prior to 31st March 2004, which remain applicable to results announcements in respect of accounting periods commencing before 1st July 2004 under the transitional arrangements, will be published on the Company's and The Stock Exchange of Hong Kong Limited's websites in due course.